December 2, 2005

Via Edgar

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:      First Community Corporation
                    Amendment to Form 10-K filed on March 23, 2005
                    File No. 0-28344

Dear Mr. Nolan:

        On behalf of First Community Corporation (the “Company”), the undersigned is hereby transmitting this letter in response to the Staff’s request for additional information with respect to the comment letter dated September 9, 2005. The information provided should be included as supplemental disclosure to the Staff’s numbered comments in our previous response letter dated November 16, 2005.

Form 10-K for the Year ended December 31, 2004

The following should be included as supplemental response to comment 14:

In future filings, the Company will provide additional detail as to the amounts included in equity and other securities. This category will be segregated to reflect each major category of investment as outlined in our previous response dated November 16, 2005.

The Company will also will provide disclosure in future filings, including 10-Q filings, for each category of securities relative to consideration as to impairment on an other-than-temporary basis. Sample disclosure related to the preferred stock was provided in our response dated November 16, 2005. The disclosures will comply with the guidance provided in the recent FASB Staff Position FAS 115-1 and FAS 124-1.

The following should be included as supplemental response to comment 16:

The Company will include the following disclosure in its 10-K filing for the year ended December 31, 2005 and future filings as appropriate:

DutchFork had entered into several interest rate cap agreements prior to the date of acquisition. These included two agreements with notional amounts of $40.0 million and $20.0 million with one month LIBOR cap rates of 3.5% and 3.0%, respectively. These agreements expired on November 15, 2004. In addition, they had two agreements with notional amounts of $25.0 million each with a one month LIBOR cap rate of 7.0%. These agreements expired on March 18, 2005. Due to the cap rate and the short period to expiration, these interest rate caps had no market value at the date of acquisition. The Company received no payments on these agreements and recorded no change in value during any period as they never regained any value from the date of acquisition until expiration.

        In addition, on behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First Community Corporation

By: /s/ Joseph G. Sawyer
Joseph G. Sawyer
Chief Financial Officer